SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 8)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Lennar Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class A Common Stock, par value $0.10 per share

(Title of Class of Securities)

526057104

(CUSIP Number of Class of Securities)

Katherine Lee Martin

Lennar Corporation

5505 Waterford District Drive, Miami, Florida 33126

Telephone: (305) 559-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Craig B. Brod

Lillian Tsu

Shuangjun Wang

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

212-225-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 8 (this “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO filed by Lennar Corporation, a Delaware corporation (“Lennar”) with the Securities and Exchange Commission (the “SEC”) on October 10, 2025, as amended by Amendment No. 1 thereto filed by Lennar with the SEC on October 24, 2025, Amendment No. 2 thereto filed by Lennar with the SEC on November 3, 2025, Amendment No. 3 thereto filed by Lennar with the SEC on November 5, 2025, Amendment No. 4 thereto filed by Lennar with the SEC on November 10, 2025, Amendment No. 5 thereto filed by Lennar with the SEC on November 17, 2025, Amendment No. 6 thereto filed by Lennar with the SEC on November 20, 2025 and Amendment No. 7 thereto filed by Lennar with the SEC on November 24, 2025 (the “Schedule TO”). This Amendment relates to the offer by Lennar to exchange up to an aggregate of 33,298,764 shares of Class A common stock of Millrose Properties, Inc., a Maryland corporation (“Millrose”), par value $0.01 per share (“Millrose Class A Common Stock”), for outstanding shares of Class A common stock of Lennar, par value $0.10 per share (“Lennar Class A Common Stock”), upon the terms and subject to the conditions set forth in the Prospectus, dated November 19, 2025 (the “Prospectus”) that forms a part of the Registration Statement (as defined below), the Letter of Transmittal and the Instruction Booklet to the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(4)(xxxiii), (a)(1)(ii) and (a)(1)(iii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). In connection with the Exchange Offer, Millrose has filed with the SEC under the Securities Act of 1933, as amended, a registration statement on Form S-4 (Registration No. 333-290810) (as amended through the date hereof, the “Registration Statement”) to register shares of Millrose Class A Common Stock offered in exchange for shares of Lennar Class A Common Stock tendered in the Exchange Offer.

As permitted by General Instruction F to Schedule TO, the information set forth in the Letter of Transmittal, the Instruction Booklet to the Letter of Transmittal and the Prospectus (the “Exchange Offer Documents”), copies of which are attached hereto as Exhibits (a)(1)(ii), (a)(1)(iii) and (a)(4)(xxxiii), respectively, is hereby expressly incorporated by reference in response to all the items of this Amendment, except as otherwise set forth below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

Item 4. Terms of the Transaction.

Item 4(a) of the Schedule TO, which incorporates by reference the information included in the Exchange Offer Documents, is hereby amended and supplemented by adding the following thereto:

(a) Material Terms.

The Exchange Offer expired at 12:00 midnight, New York City time, on November 21, 2025. Lennar accepted for exchange 8,049,594 shares of Lennar Class A Common Stock in exchange for 33,298,754 shares of Millrose Class A common stock.

Because the Exchange Offer was oversubscribed, Lennar accepted only a portion of the shares of Lennar Class A Common Stock that were validly tendered and not validly withdrawn, on a pro rata basis in proportion to the number of shares tendered. Stockholders who owned fewer than 100 shares of Lennar Class A Common Stock, or an “odd-lot,” who have validly tendered all of their shares, were not subject to proration, in accordance with the terms of the Exchange Offer. All shares validly tendered by eligible “odd-lot” shareholders were accepted. The final proration factor of 8.604228% was applied to all other validly tendered and not validly withdrawn shares of Lennar Class A Common Stock to determine the number of such shares that were accepted and exchanged for Millrose Class A Common Stock.

Based on the final count by the exchange agent, Computershare Trust Company, N.A. (the “Exchange Agent”), the final results of the Exchange Offer are as follows:

•	Total number of shares of Lennar Class A Common Stock validly tendered and not validly withdrawn: 85,296,924

•	Shares tendered that were subject to proration: 84,518,299

•	Proration factor: 8.604228%

•	“Odd-lot” shares tendered that were not subject to proration: 778,625

•	Total number of shares of Lennar Class A Common Stock accepted: 8,049,594

On November 26, 2025, Lennar issued a press release announcing the final results of the Exchange Offer, a copy of which is attached as Exhibit (a)(4)(xxxviii) hereto and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description

(a)(4)(xxxviii)	Press Release by Lennar, dated November 26, 2025 (incorporated by reference to Lennar’s Form 425 filing with the SEC on November 26, 2025).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LENNAR CORPORATION

By:	/s/ Diane Bessette
Name: Diane Bessette
Title: Vice President and Chief Financial Officer

Dated:	November 26, 2025